The Thai Fund, Inc.
Item 77O- Transactions effected pursuant to Rule 10f-3

Securities Purchased: BTS Rail Mass Transit Growth
Infrastructure Fund Local
Purchase/Trade Date: 4/5/2013
Offering Price of Shares: THB10.800
Total Amount of Offering: 5,788,000,000 shares
Amount Purchased by Fund: 20,826,000 shares
Percentage of Offering Purchased by Fund: 0.360
Percentage of Fund's Total Assets: 1.97
Brokers:  Morgan Stanley, UBS, Phatra Securities
Purchased from:  UBS Securities
Firm Commitment Underwriting: YES
Issuer has over three years of continuous operations*: YES
Percent of offering purchased by Fund and all other accounts advised by the adviser is less than 25%: YES
The underwriting commission, spread and profit is reasonable and fair compared to the underwritings of similar securities: YES
* Muni issuers must also have an investment grade rating from at least one NRSRO; or if less than three years of continuous operations, must have one of the three highest rating categories from at least one NRSRO.